EXHIBIT 12.1
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                                ENGELHARD CORPORATION
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (Dollars in Thousands)



                                      _______________Year Ended December 31,_______________
                                        1994       1993       1992       1991       1990
Income from continuing
operations before
provision for income taxes          $157,306    $(4,709)  $133,858   $117,569    $93,720

Add/(deduct)

  Portion of rents representative
  of the interest factor               4,800      4,500      4,000      4,200      5,000

  Interest on indebtedness            21,954     13,696     16,231     21,658     25,804

  Equity dividends                     3,800      2,600      3,100      3,200        900

  Equity earnings                       (632)    (3,443)    (7,445)    (5,024)    (1,698)

  Earnings as adjusted               187,228     12,644    149,744    141,603    123,726


Fixed Charges

  Portion of rents representative
  of interest factor                   4,800      4,500      4,000      4,200      5,000

  Interest on indebtedness            21,954     13,696     16,231     21,658     25,804

  Capitalized Interest                   800      2,700        400        110        445

                                     $27,554    $20,896    $20,631    $25,968    $31,249

Ratio of Earnings to Fixed Charges      6.79       __(a)      7.26       5.45       3.96

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(a)   For fiscal 1993, earnings were insufficient to cover fixed charges by approxi-
      mately $8.3 million.  Earnings in 1993 were negatively impacted by a charge of approximately $148 million for the realignment and consolidation of businesses and environmental matters.  Without such charge, the ratio of earnings to fixed charges for fiscal 1993 would have been 7.14.

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